

May 31, 2012

Via Email
Michael Berman
Chief Financial Officer
General Growth Properties, Inc.
110 N. Wacker Drive
Chicago, IL 60606

> **Re:** **General Growth Properties, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed February 29, 2012**
> **File No. 001-34948**

Dear Mr. Berman:

We have reviewed your response letter dated May 9, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2. Properties, page 20

1. We note your response to comment 4 that aggregate total tenant improvement costs is more meaningful. When providing such aggregate disclosure, please also disclose the total square footage subject to the tenant improvement costs.

Item 6. Selected Financial Data

Real Estate Property Net Operating Income, page 37

2. We note your response to comment 6 that "other" revenues and "property management and other costs" <u>primarily</u> represent several items. Please tell us the other components of these two line items and their proportion within the line items.

Management's Discussion and Analysis, page 39

3.   It is not clear from your response to comment 8 if Core NOI will always represent same store NOI. If not, please tell us how you will convey same store operating trends to investors in your future periodic reports.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Attorney Advisor, at 202-551-3386 or Michael McTiernan, Assistant Director, at 202-551-3852 with any other questions.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Branch Chief